INVEST IN **NETSAVE**

A safer and more sustainable alternative to Craigslist innovating the $77B US resale market


Local Buying
& Selling
Reimagined
Netsave Inc
Your Neighborhood Marketplace
netsave

netsave.com Santa Monica, CA

Marketplace | Retail | Minority Founder | Sustainability

Highlights

1. A public benefit corporation with cutting-edge solutions to the resale marketplace industry
2. $ A $77B annual US Resale Market, projected to reach $100B by 2026
3. 🇺🇸🇨🇦🇦🇺🇬🇧 Expansion Plan: All US states, top 1-3 cities in CA, AU and UK in a year
4. $ Exit Strategy: Growth Stage & IPO by 2027, or Growth Stage & Acquisition (Not guaranteed)

Our Team



Justin Georges Founder & CEO

Enthusiastic entrepreneur with 7+ years of industry experience, Tech Product Manager, Business School (Mgmt/Admin & Finance), Stanford Digital Transformation Pro Cert.

OfferUp, Craigslist, and Facebook Marketplace haven't effectively tackled the user safety problem in online resale. My personal experiences on those sites led me to start Netsave, aiming to build a hassle-free and legitimate community where real people can buy and sell

authentic products.



Chris Luo Founding Full-Stack Engineer/CTO

Lead Full-Stack Software Engineer with 7+ Yrs. of experience, UC degree in Computer Science



Nathan Hemming-Brown Founding UXID & Visual Designer

10+ Yrs. of experience in UI/UX & visual design, prior collaborator at Siemens, Microsoft, Zurich...

Why Netsave?



Netsave is a safer and more sustainable resale social marketplace making it more convenient and efficient to buy and sell used products locally on the internet.

Innovating the Resale Marketplace industry

- We understand that online resale is gigantic taking into consideration that over 33% of US consumers use online resale platforms, which need to be innovated to satisfy their needs.

- We've implemented an AI-based user screening and seller verification system allowing us to build an authentic community of real people, real products, and meaningful interactions.

- We've created a hassle-free transaction process, powered by interactive livestream shopping and fast local delivery service, ensuring a smooth, secure and seamless user experience.

We're addressing the overwhelming complexities of online buying and selling used products such as home goods, sporting goods, fashion...

Buying and selling locally often comes with significant risks and inefficiencies. Traditional resale marketplaces are fraught with:

- Risky meetups with strangers
- Lack of trust in product authenticity
- Poor communication and logistical challenges
- Limited support during and after transactions

These issues create a frustrating experience for users, making resale marketplaces less appealing and potentially unsafe.

Our innovative solutions that differentiate us among our competitors

Netsave addresses these challenges with a comprehensive solution:

- **Verified Sellers:** Every seller is fully verified to reinforce our trust and safety policies through a reliable platform.
- **Livestream Experience:** Ensuring authenticity, personalization, meaningful interactions through direct communications in real-time
- **Same-Day Local Delivery Service by Vetted Drivers**: Creating a hassle-free transaction process
- **24-Hour User Support:** Dedicated support to assist users through the entire transaction process.
- **Community Focused:** Building trust among community members to act locally and responsibly while supporting the growth of their local economies



Hassle-Free Transactions & Same-Day Delivery



AI-Based User Screening & Verified Seller Network



Legitimate Community & User Safety


Easily Post or Cross-List & Low Seller Fees


Livestream Shopping


One-Stop Platform catering to both products & home services

Swift Implementation by an Efficient Team

Rapid Development: Quickly bringing new features and improvements to the platform.

Agile Methodology: Adapting swiftly to user feedback and market demands.

Team Expertise: Leveraging extensive experience in technology and local marketplaces.

Continuous Improvement: Regularly updating and enhancing our platform to meet evolving user needs.

As a result:

Year 2021:
- Released & Validated MVP
- Payment & Shipping Solutions

Year 2022:
- AI-based Cybersecurity Solution
- Custom-Built Server
- Brand Update, UX & UI Optimization
- Released Local Delivery MVP in Los Angeles

Year 2023:
- Upgraded codebase from JavaScript to TypeScript
- Released Automated Seller Verification
- Designed Cross-Selling & LiveStream Features

Year 2024:
- Develop livestream shopping experience

Why Netsave is the Best Solution

- **Safety First:** Secure transactions with vetted drivers and verified sellers.

- **User-Friendly:** Easy-to-use platform for listing and buying products.

- **Community Driven:** Fostering a sense of trust and support within neighborhoods.

- **Comprehensive Support:** Always available to help users navigate their transactions.

- **Livestream Shopping Experience:** Improving the user experience by making it more authentic, immersive, and interactive.

- **Fast Local Delivery:** Sustainability and convenience matter to us. We're introducing a fast local delivery service as an alternative to both traditional shipping and risky local meetups.

Market Opportunity

The Resale Marketplace market is vast and growing. With increasing demand for safe and efficient local transactions, Netsave is well-positioned to capture a significant share.

TAM
Total US Online Resale Market: $77B in 2022
(Projected: $100B by 2026)

SAM
Serviceable Available Market based on Top Two
Categories & Target Customer (62% of US Pop.): $21B

SOM:
Serviceable Obtainable Market
(> 1% Share of GMV): $210M

(≤ 1% Share of GMV): $210M



$77B
$21B
$210M

Traction: Our growth history & how much people love us

Organic Growth

We've grown organically without paid advertising to 5k+ downloads, and now ready to scale our key features and expand.

Our users love Netsave:

Very Promising! ⭐⭐⭐⭐⭐ "It was very easy to navigate and quick to list my items for sale. I cannot wait to connect with more people in my town."

Made $1,100 in 2 Weeks ⭐⭐⭐⭐⭐ "I was excited to sell my furniture in 2 weeks when moving to my new home. I hope to sell more and earn extra cash."

Great User Support ⭐⭐⭐⭐⭐ "Someone answered my questions immediately. I'm glad this app understands the necessity of a real person to help."

Netsave in the Market

Netsave stands out in the competitive resale marketplace industry due to our focus on solving key challenges related to user safety; vision to build authentic and sustainable community, our key differentiating features such as seller verification network, livestream shopping and local delivery; and last but not least a seamless user experience.

	Netsave	OfferUp	Craigslist	Facebook Marketplace	Mercari	PoshMark	WhatNot
AI-Powered User Screening & Access Review	✅	❌	❌	❌	❌	❌	❌
Seller Verification Process	✅	❌	❌	❌	❌	❌	✅
Product Screening & Review	✅	❌	❌	❌	❌	✅	✅
Livestream Shopping	In Progress	❌	❌	✅	❌	✅	✅
Local Delivery Service	✅	❌	❌	❌	✅	❌	❌
Post Sale User Review	✅	✅	❌	✅	✅	✅	✅
Top-Notch 24-Hour User Support	✅	❌	❌	❌	❌	❌	❌
iOS, Android & Web Apps	✅	✅	✅	✅	✅	✅	✅

Our Strategy

Our strategy includes but not limited to:

- **Targeted Marketing Campaigns:** Leveraging social media and local advertising.

- **Partnerships:** Collaborating with community organizations and local influencers.

- **Referral Programs:** Encouraging users to invite friends and neighbors.

2024 Q2	2024 Q3	2024 Q4
Drivers: Initial Territory Rollout + Video & Social	**Drivers:** Expanded Territory & Advertising Channels, Initiating Influencers, Ambassadors & Referral Programs	**Drivers:** 2024 Q3's + Affiliate Programs, Expanded National & International Territories
Objectives: Drive initial customer acquisition, further establish/dimensionalize product-market fit	**Objectives:** Measure & improve user retention, identify scalable acquisition channels, expand new pricing/business models add-ons, facilitate first transaction streams, generate GMV (Gross Merchandize Value) of $10k+	**Objectives:** Scale marketplace key features, implement handyman & home service categories, expand & drive retention as well as extended LTV of buyers
Tactics: SEO, Content, Social, Video Advertising to Boost Marketplace Products,	**Tactics:** SEO/ASO, PPC, Google Shopping Integration, Influencers Mktg, drive brand awareness	**Tactics:** 2024 Q3's + Maximizing Network Effects
Metrics: Launch and focus on Santa Monica California	**Metrics:** Scale & expand in 6 more locations within a 15-mile radius from Santa Monica California; 25K+ MAU; $10K+ GMV	**Metrics:** Scale & expand across United States as well as top 1-3 cities in Canada, Australia, and UK; 2.5M MAU; $1M+ GMV

How We Make Money

Netsave generates revenue through:

- **Transaction Fees:** A small percentage from each transaction.

- **Premium Memberships:** Offering additional benefits and features.

- **Advertising:** Local businesses can advertise on our platform.



Revenue Projections

Netsave Revenues & Profits
($ millions)



Legend: Revenue ■ Gross Profit $ ■ Operating Profit $

Values by year:
- 2025: Revenue $2.7, Gross Profit ($0.8), Operating Profit (1.3)
- 2026: Revenue $7.8, Gross Profit $0.4, Operating Profit (0.8)
- 2027: Revenue $15.3, Gross Profit $3.2, Operating Profit 1.7
- 2028: Revenue $29.8, Gross Profit $14.3, Operating Profit 6.6
- 2029: Revenue $58.1, Gross Profit $40.1, Operating Profit 18.0

Cumulative Operating Profit
($ millions)
J-Curve



- 2025: ($1.3)
- 2026: ($2.1)
- 2027: ($0.4)
- 2028: $6.2
- 2029: $24.2

Year Revenue Projection



- 2025: $2,665,000
- 2026: $7,832,256
- 2027: $15,272,904
- 2028: $29,782,164
- 2028: $58,075,224

Note: These figures are forward looking projections (not guaranteed)

Use of Funds

We plan to use the funds raised to:

- **Expand Our Team:** Hiring additional developers, support staff, and marketing experts.

- **Enhance Our Platform:** Continuously improving user experience and adding new features.

- **Increase Marketing Efforts:** Expanding our reach and growing our user base.

Join us in Innovating the Resale Marketplace Industry

Invest in Netsave and be part of a community-focused platform dedicated to making local buying and selling safe and easy. Your investment will help us scale our operations, enhance our platform, and support our mission to empower neighborhoods through secure local transactions.

CLICK **HERE** TO INVEST

